Exhibit 99.1

Sphere 3D Reports Third Quarter Fiscal Year 2017 Financial Results

SAN JOSE, Calif. – Nov. 9, 2017 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization, and data management solutions provider, today reported financial results for its third quarter ended September 30, 2017.

“This quarter we grew revenue by 17% year-over-year and 12% sequentially from the previous quarter; both signs of the strategic and financial progress we have made,” said Eric Kelly, chairman and chief executive officer of Sphere3D. “In addition, I am proud of the progress we have made toward the goal of achieving profitability, evident by the improvement in our adjusted EBITDA of 84% year-over-year and 77% sequentially from the previous quarter. These solid financial results are driven by our improved business operations and the growing market recognition of both our virtualization and storage products.”

Third Quarter 2017 Financial Results:

Financial Highlights	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(in millions)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Net revenue	$21.7	$18.5	$62.9	$57.7
Gross profit	$6.7	$5.2	$19.0	$16.9
Gross margin (%)	31.1%	28.0%	30.2%	29.3%
Adjusted EBITDA (1)	$(0.6)	$(4.0)	$(4.2)	$(11.7)
Net loss	$(3.5)	$(43.3)	$(18.8)	$(61.0)

(1)	Non-GAAP financial measure as defined below. See the “Use of GAAP and Non-GAAP Financial Measures” and “Non-GAAP Reconciliations” sections of this announcement below.

•	Net revenue for the third quarter of 2017 was $21.7 million, compared to $18.5 million for the third quarter of 2016, which represented a 17% year-over-year growth in revenue.

•	Product revenue for the third quarter of 2017 was $19.6 million, compared to $16.5 million for the third quarter of 2016, representing a 19% year-over-year growth.

o

Disk systems revenue was $14.1 million, compared to $11.1 million for the third quarter of 2016. Disk systems is defined as RDX, SnapServer family, virtual desktop infrastructure, and Glassware derived products.

o	Tape archive product revenue was $5.5 million, compared to $5.4 million for the third quarter of 2016.

•	Service revenue was $2.1 million, compared to $2.0 million in the third quarter of 2016, representing a 5% year-over year growth.

•

Gross margin for the third quarter of 2017 was 31.1%, compared to 28.0% for the third quarter of 2016. Non- GAAP gross margin for the third quarter of 2017 was 33.7%, compared to 31.1% for the third quarter of 2016. Our methodology for determining non-GAAP gross margin, which excludes the effect of intangible asset amortization from gross profit, is described in the Use of GAAP and Non-GAAP Financial Measures section of this announcement. See also, “Non-GAAP Reconciliations” below.

•

Operating expenses for the third quarter of 2017 were $11.2 million, compared to $47.8 million for the third quarter of 2016. Included in the operating expenses for the third quarter of 2016 were $34.4 million in impairment of goodwill and acquired intangible assets.

•

Share-based compensation expense for the third quarter of 2017 was $2.0 million, compared to $2.7 million for the third quarter of 2016. Depreciation and amortization was $1.5 million in the third quarter of 2017 and 2016.

•	Net loss for the third quarter of 2017 was $3.5 million, or a net loss of $0.59 per share, compared to a net loss of $43.3 million, or a net loss of $21.10 per share, in the third quarter of 2016.

•

Adjusted EBITDA for the third quarter of 2017 was a net loss of $0.6 million, or a net loss of $0.11 per share, based on 5.9 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $4.0 million, or net loss of $1.96 per share based on 2.1 million weighted average shares outstanding for the third quarter of 2016. For additional information regarding the non-GAAP financial measures discussed in this release, please see “Use of GAAP and Non-GAAP Financial Measures” and "Non-GAAP Reconciliations" below.

•	The preceding financial results for the third quarter of 2017 include contribution from our acquisition in January 2017.

Nine Months Ended September 30, 2017 Financial Results:

•	Net revenue for the first nine months of 2017 was $62.9 million, compared to $57.7 million for the first nine months of 2016 which represented a 9% year-over-year growth in revenue.

•	Product revenue for the first nine months of 2017 was $56.2 million, compared to $51.2 million for the first nine months of 2016, representing a 10% year-over-year growth.
o

Disk systems revenue was $40.6 million, compared to $35.1 million for the first nine months of 2016. Disk systems is defined as RDX, SnapServer family, virtual desktop infrastructure, and Glassware derived products.

o	Tape archive product revenue was $15.6 million compared to $16.1 million for the first nine months of 2016.

•	Service revenue for the first nine months was $6.7 million, compared to $6.5 million in the first nine months of 2016, representing a 3% year-over-year growth.

•

Gross margin for the first nine months of 2017 was 30.2%, compared to 29.3% for the first nine months of 2016. Non-GAAP gross margin for the first nine months of 2017 was 32.9%, compared to 32.4% for the first nine months of 2016.

•

Operating expenses for the first nine months of 2017 were $34.3 million, compared to $75.4 million for the first nine months of 2016. Included in the operating expenses for the first nine months of 2016 were $34.4 million in impairment of goodwill and acquired intangible assets.

•

Share-based compensation expense for the first nine months of 2017 was $5.6 million, compared to $7.4 million for the first nine months of 2016. Depreciation and amortization was $4.6 million in the first nine months of 2017, compared to $4.7 million in the first nine months of 2016.

•

Net loss for the first nine months of 2017 was $18.8 million, or a net loss of $4.28 per share, compared to a net loss of $61.0 million, or a net loss of $31.22 per share, in the first nine months of 2016.

•

Adjusted EBITDA for the first nine months of 2017 was a net loss of $4.2 million, or a net loss of $0.96 per share, based on 4.4 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $11.7 million, or net loss of $5.97 per share based on 2.0 million weighted average shares outstanding for the first nine months of 2016. For additional information regarding the non-GAAP financial measures discussed in this release, please see “Use of GAAP and Non-GAAP Financial Measures” and "Non-GAAP Reconciliations " below.

•	The preceding financial results for the first nine months of 2017 include contribution from our acquisition in January 2017.

Shares outstanding and per share numbers contained in this release reflect our 1-for-25 reverse share split that was effected in July 2017.

Use of GAAP and Non-GAAP Financial Measures:
To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that excludes from the statement of operations the effects of interest expense, income taxes, impairment of goodwill and acquired intangible assets, acquisition costs, depreciation and amortization, share-based compensation, loss on revaluation of investment, and warrant revaluation gain. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, which are provided in the attached table after the text of this release.

Investor Conference Call:
Sphere 3D will host an investor conference call today at 2:00 p.m. PDT (5:00 p.m. EDT) to discuss the Company’s 2017 third quarter financial results. To access the call, dial (844) 268-1747 (Toll Free) or (918) 559-5655 (International) and give the participant pass code 7799158. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (855) 859-2056 (Toll Free U.S. and Canada) or +1 (404) 537-3406 (International) and entering replay access code 7799158. The replay will be available beginning approximately two hours after the call and will remain available for one week.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premise implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage, and Tandberg Data, has a strong portfolio of brands, including Overland-Tandberg, HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D , @HVEconneXions and @ovltb

Safe Harbor Statement
This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to obtain additional debt or equity financing or to refinance our debt; any increase in our cash needs; the Company’s ability to maintain listing with the NASDAQ Capital Market; our ability to successfully integrate the UCX and HVE ConneXions business with Sphere 3D’s other businesses; unforeseen changes in the course of our business or the business of our wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Net revenue	$21,679	$18,459	$62,855	$57,670
Cost of revenue	14,946	13,289	43,904	40,746
Gross profit	6,733	5,170	18,951	16,924

Operating expenses:
Sales and marketing	4,586	5,259	14,090	17,582
Research and development	1,793	2,222	5,460	6,930
General and administrative	4,840	5,874	14,743	16,474
Impairment of goodwill and acquired intangible assets	-	34,398	-	34,398
	11,219	47,753	34,293	75,384
Loss from operations	(4,486)	(42,583)	(15,342)	(58,460)
Interest expense	(519)	(322)	(2,770)	(770)
Interest expense - related party	(614)	(572)	(1,912)	(2,425)
Other income (expense), net	2,642	(104)	2,223	626
Loss before income taxes	(2,977)	(43,581)	(17,801)	(61,029)
Provision for (benefit from) income taxes	504	(289)	1,002	(53)
Net loss	$(3,481)	$(43,292)	$(18,803)	$(60,976)

Net loss per share:
Basic and diluted	$(0.59)	$(21.10)	$(4.28)	$(31.22)

Shares used in computing net loss per share:
Basic and diluted	5,901	2,052	4,396	1,953

SPHERE 3D CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$3,866	$5,056
Accounts receivable	13,063	11,591
Inventories	8,605	10,002
Other current assets	1,707	3,621
Total current assets	27,241	30,270
Property and equipment, net	2,854	3,058
Intangible assets, net	45,340	47,728
Goodwill	11,590	11,068
Other assets	807	432
Total assets	$87,832	$92,556

LIABILITIES AND EQUITY
Current liabilities	$67,452	$42,854
Long-term debt — related party, net	-	24,401
Long-term deferred tax liabilities	3,188	3,100
Other long-term liabilities	3,519	1,755
Shareholders' equity	13,673	20,446
Total liabilities and equity	$87,832	$92,556

SPHERE 3D CORP.
NON-GAAP RECONCILIATIONS
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Revenue	$21,679	$18,459	$62,855	$57,670

Gross Profit - GAAP	$6,733	$5,170	$18,951	$16,924
Intangible asset amortization	570	577	1,700	1,753
Gross Profit - Non -GAAP	$7,303	$5,747	$20,651	$18,677

Gross Margin Percentages
GAAP	31.1%	28.0%	30.2%	29.3%
Non-GAAP	33.7%	31.1%	32.9%	32.4%

Net loss	$(3,481)	$(43,292)	$(18,803)	$(60,976)
Less:
Interest	1,133	894	4,682	3,195
Provision for (benefit from) income taxes	504	(289)	1,002	(53)
Impairment of goodwill and acquired intangible assets	-	34,398	-	34,398
Acquisition costs	-	-	34	-
Depreciation and amortization	1,517	1,540	4,574	4,694
Share-based compensation	1,981	2,733	5,647	7,436
Loss on revaluation of investment	-	-	1,145	-
Warrant revaluation gain	(2,283)	-	(2,518)	(348)
Adjusted EBITDA	$(629)	$(4,016)	$(4,237)	$(11,654)

Net loss per share:
Basic and diluted	$(0.59)	$(21.10)	$(4.28)	$(31.22)

Adjusted net loss per share:
Basic and diluted	$(0.11)	$(1.96)	$(0.96)	$(5.97)

Shares used in computing net loss and adjusted EBITDA per share:
Basic and diluted	5,901	2,052	4,396	1,953

Non-GAAP Financial Measures:
To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP financial measures that exclude from the statement of operations the effects of interest expense, income taxes, impairment of goodwill and acquired intangible assets, acquisition costs, depreciation and amortization, share-based compensation, loss on revaluation of investment, and warrant revaluation gain. These non-GAAP financial measures are non-GAAP gross profit, non-GAAP gross margin and adjusted EBITDA. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investor Contact:
The Blueshirt Group
Lauren Sloane
Tel: +1 415-217-2632
Lauren@blueshirtgroup.com